# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acadia Healthcare Company, Inc., CIK 0001520697
CUSIP: 00404A109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, Tennessee (TN), 37067
Date of event which requires filing of this statement: 03/10/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001586094

## Reporting persons
- Khrom Investments Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,450,383; shared voting power 0; sole dispositive power 7,450,383; shared dispositive power 0; aggregate amount beneficially owned 7,450,383 (8.08% of the class)
- Khrom Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 7,450,383; sole dispositive power 0; shared dispositive power 7,450,383; aggregate amount beneficially owned 7,450,383 (8.08% of the class)
- Eric Khrom: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 6,928; shared voting power 7,450,383; sole dispositive power 6,928; shared dispositive power 7,450,383; aggregate amount beneficially owned 7,457,311 (8.09% of the class)

## Item 1. Issuer
Name of issuer: Acadia Healthcare Company, Inc.
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, TN, US, 37067

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"): (i) Khrom Investments Fund, LP ("Khrom Investments"); (ii) Khrom Capital Management LLC ("Khrom Capital"); and (iii) Mr. Eric Khrom.

This Schedule 13G amends the Schedule 13D relating to the shares of common stock, par value $0.01 per share (the "Shares"), issued by Acadia Healthcare Company, Inc. (the "Issuer"), which was originally filed by the Reporting Persons on October 1, 2025 (the "Original 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2025, and as further amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on January 23, 2026 (as amended, this "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Khrom Capital Management LLC, 1691 Michigan Ave, Suite 240, Miami, FL 33139.
Citizenship: Khrom Investments is a Delaware limited partnership. Khrom Capital is a New York limited liability company. Mr. Khrom is a resident of Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of March 10, 2026, the Reporting Persons may be deemed to beneficially own in the aggregate 7,457,311 Shares.
Percent of class: As of March 10, 2026, the Reporting Persons may be deemed to beneficially own in the aggregate 7,457,311 Shares, representing approximately 8.09% of the Issuer's outstanding Shares (based on 92,211,777 outstanding Shares as of February 25, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on February 27, 2026).
Sole power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein. Khrom Investments is the direct beneficial owner of 7,450,383 Shares and Mr. Khrom is the direct beneficial owner of 6,928 Shares. The Shares reported as beneficially owned by Khrom Capital reflect the Shares that are directly beneficially owned by its affiliate, Khrom Investments, as Khrom Capital has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) such Shares. Mr. Khrom is the sole member of Khrom Capital GP, LLC, which is the general partner of Khrom Investments. Mr. Khrom in his capacity as the managing member of Khrom Capital and as the sole member of Khrom Capital GP, LLC may be deemed to share the power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares directly beneficially owned by Khrom Investments and, accordingly, Mr. Khrom may be deemed to be the beneficial owner of such Shares. Mr. Khrom disclaims beneficial ownership of the Shares directly held by Khrom Investments except to the extent of any pecuniary interest therein.
Shared power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Sole power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13G, except that dividends from, and proceeds from the sale of, the Shares held by the accounts managed by Khrom Capital, including the Shares that are directly beneficially owned by Khrom Investments, may be delivered to such accounts.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Khrom Investments Fund, LP: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (03/11/2026)
- Khrom Capital Management LLC: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (03/11/2026)
- Eric Khrom: /s/ Eric Khrom, Eric Khrom (03/11/2026)